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                             February 5, 2021

       Carl D. Anderson II
       Chief Financial Officer
       MERITOR, INC.
       2135 West Maple Road
       Troy, Michigan 48084-7186

                                                        Re: MERITOR, INC.
                                                            Form 10-K for the
Fiscal Year Ended September 27, 2020
                                                            Filed November 12,
2020
                                                            File No. 001-15983

       Dear Mr. Anderson II:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 27, 2020

       Non-GAAP Financial Measures, page 33

   1. We note that your presentation of adjusted income from continuing operations includes an adjustment for
"non-cash tax expense." Please tell us the nature of the items included in this line item, the
purpose of the adjustment, and the reasons why management believes the adjustment provides
useful information to investors. Also tell us how you
                                                        considered Question
102.11 of the Compliance and Disclosure Interpretations on Non-
                                                        GAAP Financial Measures
in determining the propriety of this adjustment.
   2. We note that you present a free cash flow conversion measure, representing free cash flow divided by adjusted
income from continuing operations, and that you use this measure to assess your "ability to
convert earnings to free cash flow." Please tell us why you believe it is appropriate to
present a non-GAAP measure that appears to intermix a liquidity measure with a
performance measure. Considering net income is reconciled to operating cash flows on your
statement of cash flows, please also tell us how your
 Carl D. Anderson II
MERITOR, INC.
February 5, 2021
Page 2
         conversion measure provides useful information to investors.
Notes to Consolidated Financial Statements
22. Contingencies, page 112

3. We note your disclosure on page 115 that the amount of your asbestos litigation liability and its effect on the company could differ materially from current estimates. Please address the following comments related to your asbestos litigation:

                To the extent it is reasonably possible you will incur losses in excess of the amount accrued, provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

                If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us in sufficient detail the reasons for your determination. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. An effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

                Tell us and disclose your accounting policy for recording insurance recoveries associated with asbestos claims.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameCarl D. Anderson II                         Sincerely,
Comapany NameMERITOR, INC.
                                                              Division of
Corporation Finance
February 5, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName